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                             BHR INSTITUTIONAL FUNDS
                              1160 Swedesford Road
                                    Suite 140
                                Berwyn, PA 19312

                                  July 15, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 "F" Street, N.E.
Washington, D.C. 20549

     Re: BHR Institutional Funds (the "Trust") - Registration Statement on Form N-1A (Registration No. 333-135371)

Ladies and Gentlemen:

     Attached is a memorandum which summarizes the staff's comments on Post-Effective Amendment No. 23 to the Trust's Registration Statement on Form N-1A (the "Registration Statement") and the Trust's responses to such comments.

     The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Registration Statement. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

                                        Very truly yours,

                                        BHR Institutional Funds


                                        By: /s/ Amy Duling
                                            ------------------------------------
                                            Amy Duling
                                            Secretary

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                                   MEMORANDUM

TO:   Keith O'Connell                   CC: Amy Duling
                                            Peter Moran
                                            John Leven
                                            Holly Butson
                                            Joshua Deringer
                                            Michael P. Malloy

FROM: Jillian Bosmann

DATE: July 15, 2009

     RE: Response to SEC Staff Comments on the BHR Institutional Funds' Post-Effective Amendment No. 23 to its Registration Statement on Form N-1A (Registration No. 333-135371; 811-21913)

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     This memorandum summarizes the comments received from you on July 2, 2009 on the "Performance of Comparable Account" information related to the above-referenced filing and the Registrant's responses.

     1. Comment: Please confirm that JO Hambro Capital Management Ltd. ("JOHMC") does not manage any other substantially similar accounts.

        Response: The Registrant confirms that JOHMC does not manage any other substantially similar accounts.

     2. Comment: Please confirm that the performance shown does not exceed the actual performance of the comparable account.

        Response: As disclosed in the section, the net returns shown, as adjusted in the manner described, do not exceed the actual performance of the comparable account.

     3. Comment: Please confirm that the performance was calculated using the SEC standard methodology.

        Response: The Registrant confirms that the returns of the comparable account were calculated using SEC standard methodology

     If you have any questions or comments concerning this memorandum, please contact me at (215) 988-3307.